Exhibit (a)(4)

NorthStar Real Estate Capital Income Master Fund
NorthStar Real Estate Capital Income Fund
NorthStar Real Estate Capital Income Fund-T
NorthStar Real Estate Capital Income Fund-ADV
NorthStar Real Estate Capital Income Fund-C
NorthStar Real Estate Capital Income Fund-T2
NorthStar/Townsend Institutional Real Estate Fund Inc.
CNI RECF Advisors, LLC
CNI TCEF Advisors, LLC

PROXY VOTING
At all times NorthStar Real Estate Capital Income Master Fund, NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T, NorthStar Real Estate Capital Income Fund-ADV, NorthStar Real Estate Capital Income Fund-C, NorthStar Real Estate Capital Income Fund-T2 and NorthStar/Townsend Institutional Real Estate Fund Inc. (collectively, the “Funds” and each, a “Fund”), and their affiliated investment advisers, including CNI RECF Advisors, LLC, CNI TCEF Advisors, LLC (collectively, “Colony NorthStar”) and their Supervised Persons must comply with the Federal Securities Laws and an adviser’s fiduciary duties.

Regulation
Rule 206(4)-6 under the Advisers Act makes it a fraudulent deceptive or manipulative act for Colony NorthStar to exercise voting authority with respect to client securities unless it: (i) adopts and implements written policies and procedures, reasonably designed to ensure Colony NorthStar votes proxies in the best interest of its Clients, and such policies must include how Colony NorthStar addresses material conflicts of interest that may arise, (ii) disclose to its clients how they may obtain information about how it voted client securities, and (iii) describes to clients its proxy voting policies and procedures, and upon request furnish a copy to a requesting client. Although Colony NorthStar is rarely requested to vote proxies, it from time to time accepts authority to do so in certain circumstances and therefore has adopted and implemented this proxy voting policy.

Policy
Colony NorthStar has adopted proxy voting policies and procedures designed to ensure that proxies are properly voted and that any conflicts of interest are addressed appropriately. The general policy is to vote proxy proposals as well as any amendments, consents or resolutions relating to client Securities (collectively, “proxies”), in a manner that serves the best interests of client accounts and in a manner consistent with Colony NorthStar’s fiduciary duties, as determined by Colony NorthStar in its sole discretion, taking into account various factors, including, without limitation, the impact on the value of the Securities.

Colony NorthStar and its associated persons must ensure that these Policies and Procedures include an accurate discussion of how Colony NorthStar deals with conflicts of interest, that these Policies and Procedures are summarized in Colony NorthStar’s ADV Part 2A, Item 17 (as discussed in more detail below under “Disclosure”), and that Clients are provided with a copy of Colony NorthStar’s proxy voting policies and procedures and the proxy voting record relating to their account.

Colony NorthStar is rarely requested to vote the proxies of traditional operating companies on behalf of its Clients. However, Colony NorthStar’s managed companies may invest in limited partnership or similar equity interests (“LP Interests”) in real estate private equity funds (“PE Funds”) and from time to time be requested to vote on or consent to certain matters in connection with their LP Interests.

Portfolio managers and/or investment management teams should be aware of any proxy that requires a vote, consent or election. Portfolio managers and/or the investment management teams shall determine the appropriate manner in which such proxy shall be voted. In some instances, it may be appropriate to abstain from voting (e.g., if the cost of a vote outweigh the benefits or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of the applicable Clients). In all cases, the portfolio and/or the investment management teams shall maintain documentation of how each proxy was voted and provide such documentation to the CCO or designee periodically.

Proxy Voting for RIC Clients may be delegated to a sub-adviser. Colony NorthStar will receive at least annual reporting of proxies voted by the RIC Client’s sub-advisers in order to oversee their services under the sub-advisory agreement as well as to facilitate the filing of Form N-PX by the RIC Client, as necessary. Proxy voting policies will also be disclosed as required in registration statements and disclosure documents. Additionally, sub-advisers will have their own proxy voting policies and procedures. Colony NorthStar will monitor each sub-adviser’s compliance with their proxy voting policies and procedures.

Due to the difficulty of predicting and identifying material conflicts of interest that may occur in connection with proxy voting, Colony NorthStar relies on its employees, such as Portfolio managers and/or investment management teams, to notify the CCO or designee of material conflicts that may impair Colony NorthStar’s ability to vote proxies appropriately. Colony NorthStar may have conflicts of interest, for example, where it has a substantial business relationship with a company and a failure to vote in favor of a company management could harm Colony NorthStar relationship with company management. If a material conflict exists, the CCO or designee will take such steps as he or she deems necessary in order to determine how to vote the proxy in the best interests of the client, including, but not limited to, consulting with the legal department, outside counsel, a proxy consultant, the investment professionals responsible for the relevant portfolio investment or other unaffiliated third parties. In this regard, Colony NorthStar may determine to delegate proxy voting decisions to such impartial third parties without material conflicts of interest. In cases where Colony NorthStar delegates proxy voting decisions to third parties, Colony NorthStar will determine that the third party can make recommendations in an impartial manner and in the best interest of the Client on a case-by-case basis.

In each instance, when exercising its voting discretion, Colony NorthStar seeks to avoid any direct or indirect conflict of interest between its clients and its voting decision. One Client’s best interests with respect to a proxy vote may diverge from the interests of other Clients, joint venture partners, Colony NorthStar and/or Colony NorthStar’s affiliates. This may result in Colony NorthStar casting votes for one Client that differs from votes cast for other Clients or in Colony NorthStar taking other steps to mitigate any conflicts that may arise. In no event, however, will Colony NorthStar be obligated to vote, or refrain from voting its own securities, securities held by another client or securities held by an affiliate or joint venture partner in a manner that is inconsistent with Colony NorthStar’s view as to the best interests of such holders, simply because a Client has a differing interest.
Recordkeeping

•	Colony NorthStar often votes proxies through the website www.proxyvote.com. Whenever this happens, the person voting will save a screenshot to maintain a record of how the proxy was voted

•	In the event a proxy is voted in a different manner, Colony NorthStar will ensure that it maintains a record of the vote

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Any request, whether written (including e-mail) or oral, received by any member of the Colony NorthStar investment team, must be promptly reported to a Portfolio Manager. All written requests must be retained in the permanent file.

•	Such Portfolio Manager will record the identity of the Investor, the date of the request, and the action taken as a result of the request, in a suitable place.

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In order to facilitate the management of proxy voting record keeping process, and to facilitate dissemination of such proxy voting records to Investors, such Portfolio Manager may distribute to any Investor requesting proxy voting information the complete proxy voting record of Colony NorthStar for the period requested. Reports containing proxy information of only those issuers held by a certain Client will not be created or distributed.

•	Any report disseminated to an Investor(s) will contain the following legend:
“This report contains the full proxy voting record of [insert Client’s name]. If securities of a particular issuer were held in the fund’s account on the date of the shareholder meeting indicated, the proxy was exercised as indicated.”

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Furnish the information requested, free of charge, to the Investor within a reasonable time period (within 10 business days). Maintain a copy of the written record provided in response to Investor’s written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the Investor’s written request, if applicable and maintained in the permanent file.

•	Clients are permitted to request the proxy voting record for the 5-year period prior to their request.

Disclosure

Colony NorthStar will ensure that Part 2A of Form ADV, the Colony NorthStar Private Funds’ PPM, and/or registered investment company/business development company offering documents are updated as necessary to reflect: (i) all material changes to its proxy voting policies and procedures; and (ii) information about how Investors may obtain information on how Colony NorthStar voted proxies.

With respect to Part 2A of Form ADV, which is filed with the SEC and provided to clients, Item 17 requires Colony NorthStar to describe, as applicable, (i) whether / how clients can Colony NorthStar’s vote in a particular solicitation, (ii) how Colony NorthStar addresses conflicts of interest, (iii) how clients may obtain information about how Colony NorthStar voted securities,
(iv) how clients may obtain a copy of these Policies and Procedures; (v) whether clients will receive their proxies or other solicitations directly from a custodian or transfer agent or from Colony NorthStar , and (vi) how clients can contact Colony NorthStar with questions about a particular solicitation.

Clients can contact the CCO or designee to obtain a copy of these policies and procedures and information about how Colony NorthStar voted with respect to the Client’s Securities. Any request for information about proxy voting or class actions should be forwarded to the CCO or designee, who will ensure that Colony NorthStar responds to any such requests.

Proxy Solicitation
As a matter of practice, it is Colony NorthStar’s policy to not reveal or disclose to any Investor how Colony NorthStar may have voted (or intends to vote) on a particular proxy until after such proxies have been counted at a shareholder’s meeting. Colony NorthStar will never disclose such information to nonaffiliated third parties prior to voting.

A Portfolio Manager and CCO or designee is to be promptly informed of the receipt of any solicitation from any person to vote proxies on behalf of Clients. At no time may any member of the Colony NorthStar investment team accept any remuneration in the solicitation of proxies. A Portfolio Manager shall handle or be consulted on all responses to such solicitations.